

Report of Independent Accountants

To the Management of Santander Investment Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Santander Investment Securities Inc. (the "Company") for the year ended December 31, 2022. Management of Santander Investment Securities Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022.Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment made for SIPC-6 in the amount of $107,575 was compared to the signed SIPC-6 form and wire #008125 dated 8/12/2022, noting no differences.

    b. Payment made for SIPC-7 in the amount of $123,081 was compared to the signed SIPC-7 form and wire #000004024469DD028 dated 2/23/2023, noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, to the Total revenue amount of $220,133,869 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204, New York 10017-6204
T: 646 471 3000, F: 813 286 6000 Rightfax, www.pwc.com/us

a. Compared additions on line 2b (4), "Interest and dividend expense deducted in determining item 2a", of $53,026 to the SIPC 7 (12-31-22) Workpaper, noting no differences.

b. Compared additions on line 2b (6), "Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities", of $340,970 to the SIPC 7 (12-31-22) Workpaper, noting no differences.

c. Compared deductions on line 2c (2), "Revenues from commodity transactions", of $24,853,093 to the SIPC 7 (12-31-22) Workpaper, noting no differences.

d. Compared deductions on line 2c (3), "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions", of $29,314,685 to the SIPC 7 (12-31-22) Workpaper, noting no differences.

e. Compared deductions on line 2c (7), "Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business", of $3,421,799 to the SIPC 7 (12-31-22) Workpaper, noting no differences.

f. Compared deductions on line 2c (9) (i), "Total interest and dividend expense", of $9,167,709 to the SIPC 7 (12-31-22) Workpaper, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e $153,770,579 and $230,656of the Form SIPC-7, notjng no differences

b. Compared the amount in the line titled "General Assessment" on page 1, line 2A of $203,656 to page 2, line 2e "General Assessment @ .0015", noting no differences.

c. Recalculated the "Total assessment balance and interest due (or overpayment)" of $123,081 on page 1, line 2F by subtracting the payment made on August 12, 2022, of $107,575 on page 1, line 2B from the "General Assessment (item 2e from page 2)" of $230,656 on page 1, line 2A, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2021on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of management and the board of directors of Santander Investment Securities Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2023